

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

<u>Via Facsimile</u>
Ms. Tian Jia, Chief Executive Officer and Chief Financial Officer
Great Wall Builders Ltd.
2620 Fountainview, #115B
Houston, TX 77057

     RE: Great Wall Builders Ltd.
             Form 10-K for the Fiscal Year Ended June 30, 2010
             Filed September 24, 2010
             File No. 333-153182

Dear Ms. Tian:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Terence O'Brien

                     Terence O'Brien
                     Accounting Branch Chief